BASIS OF PRESENTATION
This Management’s Discussion and Analysis ("MD&A") for Westport Fuel Systems Inc. ("Westport Fuel Systems", the "Company", "we", "us", "our") for the three months and year ended December 31, 2022 is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2022 ("Annual Financial Statements"). Our Annual Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of March 13, 2023.
Additional information relating to Westport Fuel Systems, including our Annual Information Form ("AIF") and Form 40-F each for the year ended December 31, 2022, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the impact of the acquisition of Stako sp. zo.o. ("Stako") on our business, the orders or demand for our products (including from our HPDI 2.0TM fuel systems) supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's engine equipped with Westport's HPDI 2.0 fuel systems, the variation of gross margins from our HPDI 2.0 fuel systems product and causes thereof, margin pressure in 2022 and the timing for relief of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, the impact of the COVID-19 pandemic (including variants thereof) and the supply and effectiveness of vaccines on future performance, earnings, supply, and demand for our products, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•In May 2022, Westport received positive market feedback from Westport's Hydrogen fuelled HPDI fuel system equipped demonstrator truck, on display at the 2022 ACT Expo in Long Beach, California.
•In July 2022, Westport was awarded a program to develop and supply liquid petroleum gas ("LPG") fuel systems for several vehicle applications for a global OEM. The agreement is forecasted to provide €38.0 million in revenue through the end of 2025, with production expected to begin in Q4 2023.
•In October 2022, Westport announced test results for an HPDI fuel system equipped engine fuelled with hydrogen from the demonstration program with Scania. Scania's 13-Litre CBE1 platform equipped with Westport's HPDI fuel system and fuelled with hydrogen, demonstrated a peak Brake Thermal Efficiency of 51.5% complemented by 48.7% at road load conditions, with engine-out NOx similar to the base diesel engine.
•In December 2022, Westport was awarded a program to develop and supply liquefied petroleum gas ("LPG") fuel systems to a global original equipment manufacturer (OEM) to accommodate a number of its Euro 7 vehicle platforms. This program is forecasted to generate €40.0 million in annual revenue with production expected to begin in Q1 2025.
•In December 2022, Westport and Johnson Matthey, a global leader in sustainable technologies, announced collaboration to develop an emissions aftertreatment system tailored to Westport's hydrogen fuelled HPDI fuel system, with the goal of reducing or eliminating emissions.

BUSINESS OVERVIEW
Westport is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a variety of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, battery or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including LPG, compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

The majority of our revenues are generated through the following businesses:

Independent Aftermarket
We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.

OEM Businesses
Heavy-duty OEM
We sell systems and components, including HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated HPDI 2.0TM fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.

Our HPDI fuel system products are in the early stage of commercialization with our initial OEM launch partner, primarily in Europe. We anticipate additional growth in the sales volumes in China, the largest market for natural gas powered commercial vehicles.

Delayed OEM	We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
Light-duty OEM	We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
Electronics	We design, industrialize and assemble electronic control modules.
Hydrogen	We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.
Fuel storage	We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY
Global Supply Chain Challenges and Inflationary Environment
We continue to experience supply chain challenges to source semiconductors and other inputs to production due to supply shortages plaguing the automotive industry. While demand for more climate-friendly vehicles with favorable fuel price economics is growing, the global shortage of semiconductors and raw materials is impacting automotive manufacturing and creating bottlenecks. We expect that the global semiconductor supply and raw materials shortages affecting the automotive industry will continue to impact our business for the foreseeable future. Besides shortages, we are experiencing inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, higher energy costs in operating our factories, and increased labor costs that are impacting margins. The prolonged supply chain disruption continues to have material impacts on production delays and end-customer demand declines. We are closely monitoring and making efforts to mitigate the impact of the global shortage of semiconductors, raw materials and parts on our businesses, however, we do not expect this shortage to impact our long-term growth.

Russia-Ukraine conflict

We conduct a portion of our light-duty OEM and IAM businesses in Russia by selling our products to numerous OEMs and other IAM customers. Our Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The sanctions have had a significant impact on our ability to conduct business with our Russian customers due to restrictions caused by ownership and the ability of some Russian customers to pay for goods because of banking restrictions. In addition, recent limitations and restrictions imposed on the export of Russian natural gas have had a significant impact on the price of natural gas (see "Fuel Prices" below). While the full impact of the commercial and economic consequences of the conflict are uncertain at this time, revenues generated in the Russian market were $7.6 million less in the year ended December 31, 2022 compared to same period in 2021. We cannot provide assurance that future developments in the Russian-Ukraine conflict will not continue to have an adverse impact on the ongoing operations and financial condition of our business in Russia.

Fuel Prices
During 2022, there have been significant increases and continued volatility in LNG and CNG pricing. This volatility extends to liquid fuels including crude oil, diesel, and gasoline, given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Gaseous fuel price increases that negatively impact the price differential of gaseous fuels versus diesel and gasoline, may impact our customers' decision to adopt such gaseous fuels as a transportation energy solution in the short-term. We continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. Despite pressure on CNG and LNG prices, the LPG price differential to gasoline in Europe continued to improve towards the end of the year and be favourable to customer demand, which supported increased sales in our IAM and our Fuel Storage businesses.

Long-term Profitability and Liquidity

We continue to observe high inflationary pressures, global supply chain disruptions, higher interest rates and volatile fuel prices which negatively affect customer demand going forward and have an adverse impact on our production and cost structure.

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to inflation, supply chain, fuel prices, and the Russian-Ukraine conflict in the preparation of the annual financial statements for the year ended December 31, 2022. However, changes in circumstances due to the aforementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

We continue to generate operating losses and negative cash flows from operating activities primarily due to the lack of scale in our heavy-duty OEM business. Despite customer interest, sales of our HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued volatility in natural gas prices, decreasing end-customer demand. Cash used in operating activities was $31.6 million for the year ended December 31, 2022. Despite the successful monetization of the CWI joint venture's intellectual property and the sale of our interest in CWI in the first quarter of 2022, the loss of income from the equity interest in the former CWI business had a significant impact on our annual cash flows.

As at December 31, 2022, we had cash and cash equivalents of $86.2 million. Although we believe we have sufficient liquidity to continue as a going concern beyond March 2024, the long-term financial sustainability of the Company will depend on our ability to generate sufficient positive cash flows from all of our operations specifically through profitable, sustainable growth and on the ability to fund our long-term strategic objectives and operations. In addition to new customer announcements and entering new markets, the Company is focused on improving profitability through growth in our heavy-duty OEM business driving economies of scale and improvements in our light-duty OEM and IAM businesses, including pricing measures and manufacturing strategies driving margin expansion. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying annual financial statements and the adjustments could be material.

OVERVIEW OF FINANCIAL RESULTS FOR 2022
Revenues of $305.7 million for the year ended December 31, 2022 were lower by 2%, compared to $312.4 million in the prior year, primarily driven by the weakening of the Euro against the U.S. dollar when translating our financial statements into U.S. dollars. Excluding the negative impact of foreign currency translation, total revenue would have increased by $27.7 million or 9%. The full year impact of the acquisition of our fuel storage business in June 2021, increased sales volumes of our hydrogen and electronics products, and increased sales volumes to OEMs in India of our light-duty OEM products contributed to the growth in revenues. These were offset by the negative impact of the fuel price volatility, lower sales volumes to Russian customers in the independent aftermarket and OEM businesses from the ongoing Russian-Ukraine conflict, and lower sales of CNG and LNG products due to higher natural gas prices in the European market.

We reported a net loss of $32.7 million for the year ended December 31, 2022 compared to net income of $13.7 million for the prior year. This change was primarily the result of:

•decreases in our FY2022 gross margin of $12.0 million compared to FY2021 due to translating our consolidated financial statements to USD resulting in lower revenue, and reduction in our gross margin percentage from the impact of increasing material, manufacturing and labor costs because of global inflation;
•loss of equity income from the termination and sale of the Cummins Westport Inc. ("CWI") joint venture resulting in a $33.0 million reduction in FY2022 compared to FY2021, which was partially offset by a gain of $19.1 million recognized for the sale of our interest in the CWI joint venture including the monetization of the related intellectual property;
•recognition of $5.9 million bargain purchase gain related to the acquisition of the fuel storage business acquired in 2021 which did not reoccur in 2022;
•increases in sales and marketing expenditures due to increased central marketing communication to introduce the future HPDI H2 technology to the markets;
•foreign exchange loss of $6.4 million compared to a foreign exchange gain of $2.0 million in the prior year, which is related to the revaluation of U.S. dollar denominated debt in our Canadian legal entities and, is offset by the revaluation of our U.S. dollar cash and accounts receivable; and
•income tax expense of $1.4 million compared to an income tax recovery of $8.1 million recognized for COVID-19 tax relief ruling from the Government of Italy in the prior year.

Cash and cash equivalents were $86.2 million as of December 31, 2022. Cash used in operating activities during the year was $31.6 million, due to operating losses of $32.7 million, and net cash used in working capital of $1.1 million. Investing activities included the purchase of fixed and intangible assets of $14.5 million and net proceeds from the sale of our interest in CWI. Financing activities were attributed to net debt repayments of $22.5 million in the year.

We reported adjusted EBITDA loss of $27.8 million, (see "Non-GAAP Measures" section in the MD&A) during the year ended December 31, 2022, compared to adjusted EBITDA of $17.5 million in the prior year.

SELECTED FINANCIAL INFORMATION
The following tables sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2022	2021	2020
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$305.7	$312.4	$252.5
Gross margin[1]	$36.2	$48.2	$39.5
Gross margin %[1]	12%	15%	16%
Loss from operations	$(50.3)	$(30.5)	$(22.0)
Income from investments accounted for by the equity method	$0.9	$33.7	$24.0
Net income (loss)	$(32.7)	$13.7	$(7.4)
Net income (loss) per share - basic	$(0.19)	$0.09	$(0.05)
Net income (loss) per share - diluted	$(0.19)	$0.08	$(0.05)
Weighted average basic shares outstanding (millions)	171.2	160.2	137.1
Weighted average diluted shares outstanding (millions)	171.2	162.1	137.1
EBIT[1]	$(29.3)	$9.0	$2.1
EBITDA[1]	$(17.5)	$23.0	$16.1
Adjusted EBITDA[1]	$(27.8)	$17.5	$14.7
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

	Three Months Ended December 31,
	2022	2021
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$78.0	$82.7
Gross margin[1]	$4.6	$9.3
Gross margin %[1]	6%	11%
Loss from operations	$(17.2)	$(10.0)
Income from investments accounted for by the equity method	$—	$15.0
Net income (loss)	$(16.9)	$5.4
Net income (loss) per share - basic	$(0.10)	$0.04
Net income (loss) per share - diluted	$(0.10)	$0.03
Weighted average basic shares outstanding (millions)	171.3	170.8
Weighted average diluted shares outstanding (millions)	171.3	172.7
EBIT[1]	$(16.3)	$4.9
EBITDA[1]	$(13.5)	$8.4
Adjusted EBITDA[1]	$(12.9)	$10.0
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data

The following table sets forth a summary of our financial position:

	December 31, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Cash and short-term investments	$86.2	$124.9
Net working capital[1]	77.5	96.7
Total assets	407.5	471.3
Short-term debt	9.1	13.7
Long-term debt, including current portion	43.9	55.7
Royalty payable, including current portion	5.5	9.9
Non-current liabilities[1]	31.3	38.6
Total liabilities	203.5	234.9
Shareholder's equity	204.0	236.4
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM, and Corporate. This reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). As discussed in note 7 of the Annual Financial Statements, the CWI joint venture ended as at December 31, 2021 and our 50% share in the joint venture was sold to Cummins on February 7, 2022. We recorded the investment as an asset held for sale as at December 31, 2021 and no longer considered it as an operating segment, however, income from our investment in the CWI joint venture remained in Corporate equity income in 2021.

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the HPDI 2.0 fuel systems product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, including: LPG, CNG, LNG, RNG, and hydrogen, which have numerous environmental and economic advantages. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines, DOEM, electronic and fuel storage businesses.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

(in millions of U.S. dollars)	Three months ended December 31, 2022
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$47.8	$(12.8)	$1.8	$—
IAM	30.2	0.6	0.8	—
Corporate	—	(5.0)	0.1	—
Total consolidated	$78.0	$(17.2)	$2.7	$—

(in millions of U.S. dollars)	Three months ended December 31, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$57.4	$(5.0)	$2.1	$0.3
IAM	25.3	(1.3)	1.4	—
Corporate	—	(3.7)	0.1	14.7
Total consolidated	$82.7	$(10.0)	$3.6	$15.0

Revenue

(in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$47.8	$57.4	$(9.6)	(17)%	$198.0	$195.5	$2.5	1%
IAM	30.2	25.3	4.9	19%	107.7	116.9	(9.2)	(8)%
Total Revenue	$78.0	$82.7	$(4.7)	(6)%	$305.7	$312.4	$(6.7)	(2)%

OEM
Revenue for the three months and year ended December 31, 2022 was $47.8 million and $198.0 million, respectively, compared with $57.4 million and $195.5 million for the three months and year ended December 31, 2021.

OEM revenue decreased by $9.6 million in the fourth quarter of 2022 compared to the prior year period and was primarily driven by the decrease in average Euro rate versus the U.S. dollar and decrease in sales for our light-duty OEM business, which was partially offset by higher sales volumes of our fuel storage, DOEM, hydrogen, and electronics businesses. Our heavy-duty OEM sales volumes decreased by 50% in the fourth quarter of 2022 compared to the prior year period mainly due to the unfavorable fuel price differential between LNG and diesel in Europe driven by the shortage of LNG supply, which caused a reduction in volumes.

OEM revenue for the year ended December 31, 2022 increased by $2.5 million compared to the prior year, primarily driven by increased sales volumes to OEMs in India of our light-duty CNG products where we continue to see strong government support and policies in place for the significant expansion of CNG vehicles, increased sales volumes of electronics, fuel storage, hydrogen and DOEM products. This was partially offset by lower sales volumes in Western Europe for our light-duty OEM products, lower year-over-year revenues in our heavy-duty OEM business, and foreign exchange impact from the strengthening of U.S. dollar against the Euro when translating our financial statements.

IAM
Revenue for the three months and year ended December 31, 2022 was $30.2 million and $107.7 million, respectively, compared with $25.3 million and $116.9 million for the three months and year ended December 31, 2021.

The increase in revenue for the three months ended December 31, 2022 compared to the prior year period was primarily driven by increased sales to Eastern Europe, Western Europe, and Asia Pacific. This was partially offset by the aforementioned foreign exchange impact of the Euro versus U.S. dollars.

The decrease in revenue for the year ended December 31, 2022 compared to the prior year was primarily driven by lower sales volumes to the Russian market due to the ongoing Russia-Ukraine conflict, lower sales volumes to Argentina due to CNG prices and government support to petrol prices, and the aforementioned foreign exchange impact. Revenue for the year ended December 31, 2021 included a large one-time infrastructure project of $5.3 million in Tanzania to build fueling infrastructure to enable the sale and operation of gaseous fueled vehicles.

Gross Margin for the three months ended December 31, 2022

(in millions of U.S. dollars)	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2022	Revenue	2021	Revenue	$	%
OEM	$(0.8)	(2)%	$5.1	9%	$(5.9)	(116)%
IAM	5.4	18%	4.2	17%	1.2	29%
Total gross margin	$4.6	6%	$9.3	11%	$(4.7)	(51)%

OEM
Gross margin for the three months ended December 31, 2022 decreased by $5.9 million to $(0.8) million, or (2)% of revenue, compared to $5.1 million, or 9% of revenue, for the same prior year period.

The decrease in gross margin for the three months ended December 31, 2022 was driven primarily by decreased sales volumes in multiple OEM business, negative sales mix, higher production input costs stemming from global supply chain challenges and inflation in logistics, utilities, labor and other costs, which we have only partially been able to pass on to our OEM customers, and an annual contractual price reduction year over year to our initial OEM launch partner. This was partially offset by increased volume in the Indian and commercial vehicles markets.

IAM
Gross margin for the three months ended December 31, 2022 increased by $1.2 million to $5.4 million, or 18% of revenue, compared to $4.2 million, or 17% of revenue, for the same prior year period.

The increase in gross margin for the three months ended December 31, 2022 was primarily driven by higher sales volumes in Eastern and Western Europe. This was partially offset by the lower sales volume in Russia, Turkey, and Egypt, and higher production input costs incurred in materials, transportation, and energy costs.

Gross Margin for the year ended December 31, 2022

(in millions of U.S. dollars)	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2022	Revenue	2021	Revenue	$	%
OEM	$13.6	7%	$20.4	10%	$(6.8)	(33)%
IAM	22.6	21%	27.8	24%	(5.2)	(19)%
Total gross margin	$36.2	12%	$48.2	15%	$(12.0)	(25)%

OEM

Gross margin for the year ended December 31, 2022 decreased by $6.8 million to $13.6 million, or 7% of revenue, compared to $20.4 million, or 10% of revenue, for the prior year.

The decrease in gross margin and gross margin percentage was primarily driven by an annual contractual price reduction year over year to our initial OEM launch partner, decrease in heavy-duty OEM sales volumes, negative product mix impact due to higher sales in India, and higher production input costs incurred in materials, transportation, and energy costs.

IAM
Gross margin for the year ended December 31, 2022 decreased by $5.2 million to $22.6 million, or 21% of revenue, compared to $27.8 million, or 24% of revenue, for the prior year.

The decrease in gross margin and gross margin percentage was primarily driven by lower sales volumes and lower product margins from higher production input costs incurred in materials, transportation, and energy costs caused by the global supply chain shortage, inflation, and labor costs. This was partially offset by a positive mix impact due to higher sales in the European market.

Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$4.9	$3.1	$1.8	58%	$19.5	$19.3	$0.2	1%
IAM	0.9	1.7	(0.8)	(47)%	4.0	5.9	(1.9)	(32)%
Total R&D	$5.8	$4.8	$1.0	21%	$23.5	$25.2	$(1.7)	(7)%

OEM
R&D expenses for the three months and year ended December 31, 2022 were $4.9 million and $19.5 million, respectively, compared to $3.1 million and $19.3 million for the same prior year periods.

R&D expenses for the three months ended December 31, 2022 increased by $1.8 million due to increased testing and engineering resources for HPDI fuel systems.

IAM
R&D expenses for the three months and year ended December 31, 2022 were $0.9 million and $4.0 million, respectively, compared to $1.7 million and $5.9 million for the same prior year periods.

The decrease in R&D expenses is primarily driven by a decrease in outside services related to IAM projects and lower depreciation due to lower capital expenditures. This was partially offset by an increase in utility costs.

Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2022	2021	$	%	2022	2021	$	%
OEM	$6.5	$6.1	$0.4	7%	$23.9	$20.5	$3.4	17%
IAM	3.3	3.1	0.2	6%	14.4	16.8	(2.4)	(14)%
Corporate	4.4	3.1	1.3	42%	13.8	12.5	1.3	10%
Total SG&A	$14.2	$12.3	$1.9	15%	$52.1	$49.8	$2.3	5%

OEM
SG&A expenses for the three months and year ended December 31, 2022 were $6.5 million and $23.9 million, respectively, compared to $6.1 million and $20.5 million for the same prior year periods. The increases of $0.4 million and $3.4 million for the respective periods were primarily driven by additional expenses from our fuel storage business acquired in June 2021, higher compensation costs and travel-related costs, which is partially offset by the aforementioned foreign exchange impact.

IAM
SG&A expenses for the three months and year ended December 31, 2022 were $3.3 million and $14.4 million, respectively, compared to $3.1 million and $16.8 million for the same prior year periods. The decrease of $2.4 million for the year was mainly due to recoveries of excess benefit contribution paid from prior years and lower labor cost due to lower headcount compared to prior year.

Corporate
SG&A expenses for the three months and year ended December 31, 2022 were $4.4 million and $13.8 million, respectively, compared to $3.1 million and $12.5 million for the same prior year periods. The increase of $1.3 million for the year was mainly due to higher consulting costs compared to prior year.

Other significant expense and income items for the year ended December 31, 2022

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, assets held for sale, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2022, we recognized a foreign exchange loss of $6.4 million compared to a foreign exchange gain of $2.0 million for the year ended December 31, 2021. The loss recognized in the current year primarily relates to unrealized foreign exchange loss that resulted from the translation of U.S. dollar cash balances partially offset by the translation of the U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the years ended December 31, 2022 and December 31, 2021 were $11.8 million and $14.0 million respectively. The amounts included in cost of revenue for the same periods were $7.3 million and $8.7 million, respectively. Depreciation and amortization has decreased year-over-year due to machinery and equipment disposals for the year and the net weakening of the Euro against the U.S. dollar, which decreased reported U.S. dollar depreciation and amortization.

Interest on debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Interest expense on long-term debt	$0.7	$0.7	$2.6	$3.6
Royalty payable accretion expense	—	(0.1)	0.8	1.4
Total interest on long-term debt and accretion on royalty payable	$0.7	$0.6	$3.4	$5.0

The decrease in interest expense on long-term debt for the year ended December 31, 2022 compared to prior year period was mainly due to the conversion of the convertible notes held by Cartesian (defined in note 15 in our Annual Financial Statements). The royalty payable accretion expense decreased as we continued to make repayments as scheduled and adjusted the current quarter accretion expense due to a change in estimate on future royalty repayments.

Income tax expense for the year ended December 31, 2022 was $1.4 million compared to $8.1 million of income tax recovery in the prior year. This was primarily related to recognition of the tax benefits of a step up in the tax basis of certain of our Italian assets. This step up was a result of recent measures introduced in Italy by art. 110 of the Law Decree No. 104/2020 converted in the Law n. 126/2020, enacting "Urgent measures to support and relaunch the economy".

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $38.7 million to $86.2 million at December 31, 2022 compared to $124.9 million at December 31, 2021. The decrease was primarily driven by the net cash used in our operating activities, purchases of fixed assets and net debt repayments, partially offset by net changes to working capital and net proceeds from the sale of our interest in CWI.

Cash Flow from Operating Activities

The Russia-Ukraine conflict, higher natural gas prices, especially in Europe, global supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs, this is causing pressure on the gross margin in the near term. We are responding with pricing and productivity countermeasures to manage our profitability. For further discussion, see the "Russia-Ukraine Conflict" and "Risk, Long-term Profitability, and Liquidity" sections in this MD&A. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain.
For the year ended December 31, 2022, net cash used in operating activities was $31.6 million compared to $43.8 million for the year ended December 31, 2021, a $12.2 million decrease in net cash used in operating activities. The decrease in cash used in operating activities was primarily driven by an increase in our net loss offset by net changes in working capital, specifically in inventory and accounts receivable. We had built up inventory in the third quarter of 2021 to manage against supply chain risk against shortages of raw materials and components. We continue to take actions to monetize the existing inventory and optimize our inventory levels. Net cash inflows from accounts receivable resulted from improved collections on key customer accounts compared to the prior year, which was offset by net cash outflows from a reduction in accounts payable and accrued liabilities due to lower accruals compared to the prior year.
Cash Flow from Investing Activities

For the year ended December 31, 2022, our net cash flows from investing activities were $17.6 million compared to $2.3 million for the year ended December 31, 2021. The increase in net cash flows from investing activities compared to the prior year was primarily driven by the proceeds on the sale of the CWI investment of $31.4 million in 2022. In the prior year, we received dividends of $21.8 million while no dividends received this year. The capital expenditures were comparable year-over-year.
Cash Flow from Financing Activities

For the year ended December 31, 2022, our net cash flows used in financing activities were $22.5 million, compared to net cash flows from financing activities of $104.7 million during the year ended December 31, 2021. In 2021, we received $12.8 million in net proceeds from the issuance of 1,819,712 common shares through our at-the-market ("ATM") equity offering in the first quarter of 2021. We also received $107.9 million, net of transaction costs, from a marketed public offering which closed on June 8, 2021. Net payments on our operating lines of credit and long-term facilities increased to $17.3 million for the year ended December 31, 2022 compared to $8.6 million in the prior year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$98.9	$98.9	$98.9	$—	$—	$—
Short-term debt (1)	9.1	9.1	9.1	—	—	—
Long-term debt, principal (2)	43.9	41.9	11.2	22.9	7.8	—
Long-term debt, interest (2)	—	8.4	3.6	4.1	0.7	—
Long-term royalty payable (3)	5.5	7.9	1.1	3.9	2.9	—
Operating lease commitments (4)	23.4	27.0	3.4	5.3	4.4	13.9
	$180.8	$193.2	$127.3	$36.2	$15.8	$13.9

Notes

(1) For details of our short-term debt, see note 14 of the Annual Financial Statements.

(2) For details of our long-term debt, principal and interest, see note 15 of the Annual Financial Statements.

(3) For additional information on the long-term royalty payable, see note 16 of the Annual Financial Statements.

(4) For additional information on operating lease obligations, see note 13 of the Annual Financial Statements.

SHARES OUTSTANDING

For the year ended December 31, 2022, the weighted average number of shares used in calculating the income per share was 171,225,305. During the year ended December 31, 2022, 2,541,098 share units were granted to directors, executives and employees (2021 - 875,703 share units). This included 994,700 Restricted Share Units ("RSUs") (2021 - 417,719 RSUs), 1,221,398 Performance Share Units ("PSUs") (2021 - 457,984 PSUs) and 325,000 Deferred Share Units (2021 - 0 DSUs). The common shares, share options and share units outstanding and exercisable as at the following dates are shown below:

 (weighted average exercise prices are presented in Canadian dollars)

	December 31, 2022		March 13, 2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common shares outstanding	171,303,165		171,714,900
Share units
Outstanding	3,174,321	2.41	2,535,313	N/A
Exercisable	—	—	4,437	N/A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Annual Financial Statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our Annual Financial Statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of accounts receivable, liquidity and going concern, warranty liability, revenue recognition, inventories, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of the Annual Financial Statements. Actual amounts may vary significantly from estimates used.

Revenue Recognition

We generate revenues primarily from product sales. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when the obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

Accounts Receivable

We make assumptions and have established current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. When we become aware of a customer’s inability to meet its financial obligation, we record a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and are included in cost of revenue. We provide warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents our best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents our best estimate of the costs to be incurred in the next twelve-month period. We use historical failure rates and cost to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by us and the timing will depend on actual failure rates and cost to repair failures of our products.

Inventories

Our inventories consist of our fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. We record inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, we record a liability for firm, non-cancelable, and unconditional purchase commitments with manufacturers for quantities in excess of our future demand forecast consistent with our valuation of excess and obsolete inventory.

PP&E and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as plant and equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value.

When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of PP&E

We have significant investments in PP&E related to our HPDI business. The HPDI business is still in the early stages of commercialization, and, as a result, is currently generating losses. Based on our current projections, meaningful increases in component sales are expected compared to 2022 levels, allowing the business to benefit from economies of scale and become profitable. If these assumptions are not realized, we may be required to record an impairment on these assets in future periods.

As of December 31, 2022, we have concluded that there are no impairment indicators.

Intangible assets

We concluded that there were no impairment indicators as of December 31, 2022 related to intangible assets. Therefore, no impairment on intangible assets was recorded in the year ended December 31, 2022.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act and applicable Canadian securities law requirements is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and applicable Canadian securities law requirements, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures.

We evaluated the effectiveness of our internal controls over financial reporting as of December 31, 2022 with the participation, and under the supervision, of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, our internal controls and procedures over financial reporting were effective for the period.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations, internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2022.

During the year ended December 31, 2022, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2022. KPMG's audit report on effectiveness of internal control over financial reporting is included in the Annual Financial Statements.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2022

Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22
(expressed in millions of U.S. dollars except for per share amounts)		(1)			(2)
Total revenue	$76.4	$79.0	$74.3	$82.7	$76.5	$80.0	$71.2	$78.0
Cost of product and parts revenue	$63.4	$63.3	$64.2	$73.4	$66.6	$69.5	$59.9	$73.4
Gross margin	$13.0	$15.7	$10.1	$9.3	$9.9	$10.5	$11.3	$4.6
Gross margin percentage	17.0%	19.9%	13.6%	11.2%	12.9%	13.1%	15.9%	5.9%
Net income (loss)	$(3.1)	$17.2	$(5.8)	$5.4	$7.7	$(11.6)	$(11.9)	$(16.9)
EBITDA (3)	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)	$(13.5)
Adjusted EBITDA (3)	$2.7	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)	$(4.5)	$(12.9)
U.S. dollar to Euro average exchange rate	0.83	0.83	0.85	0.87	0.89	0.94	0.99	0.98
U.S. dollar to Canadian dollar average exchange rate	1.27	1.23	1.26	1.26	1.27	1.28	1.31	1.36
Earnings (loss) per share
Basic	(0.02)	0.11	(0.03)	0.04	0.05	(0.07)	(0.07)	(0.10)
Diluted	(0.02)	0.11	(0.03)	0.03	0.04	(0.06)	(0.07)	(0.10)

Notes
(1) During the second quarter of 2021, we recorded a $5.9 million bargain purchase gain from the acquisition of Stako.

(2) During the first quarter of 2022, we recorded a $19.1 million gain on sale of investment from the sale of our interest in CWI and the monetization of the related intellectual property.

(3) These financial measures of ratios are non-GAAP financial measures or ratios. See the section, 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

NON-GAAP FINANCIAL MEASURES

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Margin

	Years ended December 31,
	2022	2021	2020
(expressed in millions of U.S. dollars)
Revenue	$305.7	$312.4	$252.5
Less: Cost of revenue	$269.5	$264.2	$213.0
Gross Margin	$36.2	$48.2	$39.5

Gross Margin as a percentage of Revenue

	Years ended December 31,
	2022	2021	2020
(expressed in millions of U.S. dollars)
Revenue	$305.7	$312.4	$252.5
Gross Margin	$36.2	$48.2	$39.5
Gross Margin as a percentage of Revenue	12%	15%	16%

Net Working Capital

	December 31, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Accounts receivable	$101.6	$101.5
Inventories	81.6	83.1
Prepaid expenses	7.8	7.0
Assets held for sale	—	22.0
Accounts payable and accrued liabilities	(98.9)	(99.2)
Current portion of operating lease liabilities	(3.4)	(4.2)
Current portion of warranty liability	(11.3)	(13.5)
Net Working Capital	77.5	96.7

Non-Current Liabilities

	December 31, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Total liabilities	$203.5	$234.9
Less:
Total current liabilities	135.5	146.5
Long-term debt	32.2	45.1
Long-term royalty payable	4.4	4.7
Non-Current Liabilities	31.3	38.6

EBIT and EBITDA

Westport Fuel Systems defines EBIT as net income or loss before taxes adjusted for net interest expense. Westport Fuel Systems defines EBITDA as EBIT adjusted for depreciation and amortization.

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22
Income (loss) before income taxes	$(2.8)	$9.1	$(5.4)	$4.6	$7.6	$(11.5)	$(11.0)	$(16.4)
Interest expense, net (1)	1.2	1.1	0.9	0.3	1.0	0.7	0.2	0.1
EBIT	(1.6)	10.2	(4.5)	4.9	8.6	(10.8)	(10.8)	(16.3)
Depreciation and amortization	3.5	3.7	3.3	3.5	3.1	3.1	2.8	2.8
EBITDA	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)	$(13.5)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22
EBITDA	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)	$(13.5)
Stock based compensation	0.1	0.5	0.7	0.6	0.5	0.9	0.8	0.2
Unrealized foreign exchange (gain) loss	0.7	(2.3)	(0.9)	0.5	0.8	2.5	2.7	0.4
Asset impairment	—	—	—	0.5	—	—	—	—
Bargain purchase gain	—	(5.9)	—	—	—	—	—	—
(Gain) loss on sale of investments	$—	$—	$—	$—	$(19.1)	$—	$—	$—
Adjusted EBITDA	$2.7	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)	$(4.5)	$(12.9)

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, which, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2022 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.